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CLIENT/MATTER NUMBER
099654-0102

March 2, 2015

Ms. Tiffany Piland Posil Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-3628

Re:         Biglari Holdings Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 12, 2015 by Nicholas J. Swenson, Groveland Master Fund Ltd. and Groveland Capital LLC
File No. 000-08445

Dear Ms. Piland Posil:

We are writing this letter on behalf of the Groveland Group.  The Groveland Group consists of the following (collectively, the “Groveland Group”): Groveland Master Fund Ltd. (formerly known as Groveland Hedged Credit Master Fund Ltd.), Groveland Hedged Credit Fund LLC, Groveland Capital LLC, Nicholas J. Swenson, and Seth G. Barkett.  The Groveland Group and the following individuals are participants in the Groveland Group’s solicitation to elect six directors to the board of directors of Biglari Holdings Inc. (“Biglari”): Thomas R. Lujan, James W. Stryker, Stephen J. Lombardo III, and Ryan P. Buckley.

Set forth below are the Groveland Group’s responses to the February 23, 2015 comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Preliminary Proxy Statement on Schedule 14A referenced above.  The numbered items set forth below (in bold italics) express the comments of the Staff, and following such comments are the Groveland Group’s responses (in regular type).  Defined terms not otherwise defined herein have the meaning ascribed to them in the amended preliminary proxy statement.

In addition to filing this response letter, the Groveland Group is filing an amended preliminary proxy statement that reflects the Groveland Group’s responses to the Staff’s comments.  The amended preliminary proxy statement has been marked to show the changes made in response to the Staff’s comments.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Tiffany Piland Posil
U.S. Securities & Exchange Commission
March 2, 2015

In connection with the responses below, each participant acknowledges (1) that the participant is responsible for the adequacy and accuracy of the disclosure in the filing; (2) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) that the participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.           Please include a cover page in the form set forth in Schedule 14A.  See Exchange Act Rule 14a-6(m).  In addition, please include all of the participants’ names as filing persons on the cover page.

Response:   As requested, the Groveland Group will include a cover page in the form set forth in Schedule 14A, and will include all of the participants’ names as filing persons on the cover page.  See the amended preliminary proxy statement.

2.           Where you cite to “SEC filings” for quoted language, please provide a more specific cite to the relevant SEC filing.

Response:   As requested, the Groveland Group has provided a more specific cite for each such reference in the amended preliminary proxy statement.

3.           Please revise to clarify whether you are using Consolidated SG&A for purposes of the peer group comparisons on page 8.

Response:   As requested, the Groveland Group has clarified in the amended preliminary proxy statement that it is using Consolidated SG&A.

4.           With a view toward revised disclosure, please advise us how Mr. Biglari personally allocates company assets to the Lion Funds, as disclosed on pages 10 and 13.

Response:   The Groveland Group has revised the disclosure to clarify the references to Mr. Biglari personally allocating company assets.  We note that in almost all of the Chairman’s letters Mr. Biglari has written to the shareholders of Biglari, he has stated that he is the “sole capital allocator” at Biglari.  See the Chairman’s Letter dated August 21, 2014, where he states: “Capital allocation responsibility is highly centralized and managed exclusively by myself rather than through a committee.”  In the Chairman’s Letter dated December 6, 2013, he writes: “As the sole capital allocator — unrestrained by institutional limitations — I maintain maximum freedom when redeploying capital.” Again, in the Chairman’s Letter dated December 10, 2011, he states: “I have full responsibility over capital deployment with no constraints in structure or in preconceived strategy.”  Finally, in the Chairman’s Letter dated December 8, 2009, he writes: “You should be aware that we have no investment committee intruding on capital and investment decisions.  Any mistakes that would occur, and I assure you there will be errors, are only mine to make.”

Ms. Tiffany Piland Posil
U.S. Securities & Exchange Commission
March 2, 2015

5.           Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure.  Please provide us support for the following statements or assertions:

•	“Yet the board of directors, without any shareholder input, indirectly approved increasing the benefits to Mr. Biglari as result of BH selling BCC back to Mr. Biglari in 2013.” (emphasis added)

•	“We believe our actions will generate substantial savings and begin to slow or reverse the ongoing deterioration in shareholder value.”

Response:   The Groveland Group has revised the first statement to make it clear that the shareholders were not solicited by proxy or other means to approve the sale of BCC back to Mr. Biglari, as evidenced by the absence of any public filings to this effect, and make it clear that as demonstrated by the information in the amended preliminary proxy statement, the sale of BCC back to Mr. Biglari allows him to benefit from fees (compensation) being paid to him by the Lion Funds in his capacity as the general manager of the Lion Funds.  So, one end result of the sale of BCC back to Mr. Biglari is increased compensation to Mr. Biglari, and shareholder approval (input) was not solicited for this increase.  See the amended preliminary proxy statement.

The Groveland Group has revised the second statement to delete the reference to beginning to slow or reverse the ongoing deterioration in shareholder value.  The remaining portion of that statement is supported by the table and information that state the potential savings.  See the amended preliminary proxy statement.

Meeting Details and Proxy Materials, page 19

6.           Please advise us, with a view toward revised disclosure, the method by which the proxy statement will be disseminated to record and beneficial owners.  Specifically address whether or not the disclosure in this section is intended to communicate that the Groveland Group is attempting to rely upon Exchange Act Rule 14a-16 for purposes of electronically disseminating its proxy statement.

Response:   The Groveland Group will not rely on Exchange Act Rule 14a-16, but will distribute the materials via mail.  The Groveland Group has revised the amended preliminary proxy statement to make this clear.

Our Nominees, page 22

7.           Please disclose the age of each nominee.  See Item 401(a) of Regulation S-K.

Response:    As requested, the Groveland Group has revised the amended preliminary proxy statement to highlight the age of each nominee.

Ms. Tiffany Piland Posil
U.S. Securities & Exchange Commission
March 2, 2015

8.           Please provide a description of the business experience of each nominee in accordance with Item 401(e)(1) of Regulation S-K, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on during the past five years.

Response:   As requested, the Groveland Group has enhanced the background of each nominee in the amended preliminary proxy statement to highlight the requested information.

9.           Please clarify the employment history for each nominee by adding dates of employment.

Response:   As requested, the Groveland Group has revised the amended preliminary proxy statement to add the dates of employment.

10.           Please specify the directorships held by Mr. Swenson, including any held during the past five years.  See Item 401(e)(2) of Regulation S-K.

Response:   As requested, the Groveland Group has revised the amended preliminary proxy statement to highlight the directorships.

Voting and Proxy Procedures, page 26

11.           In light of your disclosure that broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum and that the vote required for proposals 2 and 3 is the affirmative vote of a majority of common stock present in person or represented by proxy at the meeting, please explain to us how broker non-votes will have no effect on the outcome of the vote on proposals 2 and 3.

Response:   The Groveland Group has revised the amended preliminary proxy statement to state: “Abstentions and broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum at the Annual Meeting, but will not count as votes cast.  Therefore, abstentions and broker non-votes will have no effect on the election of directors.  However, abstentions and broker non-votes will have the same effect as a vote against the other proposals.”

12.           Your disclosure indicates that brokers that do not receive instructions from the beneficial owners of shares of common stock will be entitled to vote on the proposal to ratify the appointment of the company’s independent registered public accounting firm for the 2015 fiscal year.  It is our understanding that, in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not.  Please provide support for your assertion, or revise your disclosure as necessary.

Response:   The Groveland Group has revised the amended preliminary proxy statement to state that a broker does not have discretionary authority to vote on any proposals at the meeting, whether routine or not.

Ms. Tiffany Piland Posil
U.S. Securities & Exchange Commission
March 2, 2015

Other Matters, page 30

13.           It appears you intend to rely on Exchange Act Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the company’s proxy statement.  Please note that in our view, reliance on Rule 14a-5(c) before the company distributes information to security holders is not appropriate.  Please tell us whether you intend to disseminate your proxy statement prior to the distribution of the company proxy statement and, if so, confirm your understanding that you must undertake to provide any omitted information to security holders in the form of a proxy supplement.

Response:   We confirm that the Groveland Group will not disseminate its materials until Biglari has filed and mailed definitive proxy solicitation materials.

*     *     *

If you have any questions or comments, call Peter D. Fetzer at (414) 297 5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:           Nicholas P. Panos
  U.S. Securities & Exchange Commission